October 21, 2024

Jonathan Baliff
Chief Financial Officer
Redwire Corp
8226 Phillips Highway, Suite 101
Jacksonville, Florida 32256

        Re: Redwire Corp
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-39733
Dear Jonathan Baliff:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing